PRESS RELEASE

NEW GOLD COMPLETES ACQUISITION OF NEW AFTON SURFACE RIGHTS

October 25, 2007, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce that it has completed the acquisition from Teck Cominco Limited (“Teck Cominco”), of surface rights to more than 4000 acres of land, surrounding its New Afton Copper-Gold Project, located near Kamloops, British Columbia, Canada.

This acquisition includes all of the land south of the Trans-Canada Highway which covers the site where the New Afton Project is currently being developed into a new underground mine.  Additionally, it includes a large area of land north of the Trans-Canada Highway to Kamloops Lake, as indicated on the attached map.  It also includes the purchase, by New Gold, of the water pipeline which runs from Kamloops Lake, south to the old Afton open pit mine site.  This pipeline previously supplied all water required for the past operations at the old Afton site, and will supply water to the New Afton mine.

New Gold has paid Teck Cominco CDN$16 million to complete this transaction in accordance with the terms of the previously announced (9/1/07) Letter of Intent.

In making this announcement, Chris Bradbrook, President and CEO, commented: “We are extremely pleased to have completed this transaction with Teck Cominco.  This not only provides us with the necessary surface rights, and the access to water, required to develop a mine, but also transfers to New Gold assets with real long term value.”

As part of this transaction, New Gold has agreed to honour all pre-existing agreements made between Teck Cominco and Abacus Mining and Exploration (AME: TSX Venture) regarding access and rights of way over this land, between the old Afton mill site and the previous Afton tailings facility.

New Gold currently has approximately CDN$393 million in cash and short term investments, (which includes its previously announced – 16/8/07 – holdings in Asset Backed Commercial Paper).  The Company has 37 million shares outstanding.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access the total required financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to complete the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.